UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

Coty Inc.
(Name of Subject Company (Issuer))

Cottage Holdco B.V.

(Name of Filing Persons (Offeror))

JAB Cosmetics B.V.

JAB Holdings B.V.

Agnaten SE

Lucresca SE

(Names of Filing Persons (Other Persons))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Joachim Creus

Cottage Holdco B.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20 406 10 01

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,747,500,000	$211,797.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (x) 150,000,000 shares of Coty Inc. Class A Common Stock by (y) the tender offer price of $11.65 per share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $211,797.00	Filing Party: Cottage Holdco B.V.
Form or Registration No.: Schedule TO	Date Filed: February 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 8 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 13, 2019 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to the offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to purchase up to 150,000,000 of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or the “Shares”), of Coty Inc., a Delaware corporation (the “Company”), at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(ii), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On April 25, 2019, Purchaser announced an extension of the Offer to 5:00 p.m., New York City time, on April 26, 2019, unless the Offer is further extended or earlier terminated in accordance with the terms of the Offer to Purchase. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on April 24, 2019.

The Depositary has advised Purchaser that, as of 5:00 p.m., New York City time, on April 24, 2019, the last business day prior to the announcement of the extension of the Offer, 212,293,418 Shares had been validly tendered pursuant to the Offer and not properly withdrawn. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 143,909,689 Shares.

The full text of the press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(vi) and is incorporated by reference herein.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All descriptions and references in respect of the Expiration Date in the Offer to Purchase (Exhibit (a)(1)(i)), Form of Letter of Transmittal (Exhibit (a)(1)(ii)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(iii)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit(a)(1)(iv)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit(a)(1)(v)) are hereby amended to reflect an extension of the Expiration Date from “5:00 P.M., New York City time, on April 24, 2019” to “5:00 P.M., New York City time, on April 26, 2019”.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(vi)	Press Release issued by Parent on April 25, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2019

COTTAGE HOLDCO B.V.
JAB Cosmetics B.V.
JAB Holdings B.V.

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

By:	/s/ Markus Hopmann
Markus Hopmann
Authorized Representative

Lucresca SE
Agnaten SE

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 13, 2019*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Newspaper Advertisement as published in The New York Times on February 13, 2019*

(a)(5)(i)	Letter to the Board of the Company, dated February 12, 2019*

(a)(5)(ii)	Press Release issued by Parent on February 12, 2019*

(a)(5)(iii)	Press Release issued by Parent on April 1, 2019*

(a)(5)(iv)	Press Release issued by Parent on April 16, 2019*

(a)(5)(v)	Press Release issued by Parent on April 19, 2019*

(a)(5)(vi)	Press Release issued by Parent on April 25, 2019

(b)(1)	Commitment Letter, dated as of February 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG and Cottage Holdco B.V.*

(b)(2)	Amended and Restated Commitment Letter, dated as of March 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG, Banco Santander S.A. Paris Branch, ING Bank, a branch of ING-DiBa AG, Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch, Credit Agricole Commercial and Investment Bank and Cottage Holdco B.V.*

(d)(1)	Stockholders Agreement, dated as of March 17, 2019, by and among JAB Holdings B.V., JAB Cosmetics B.V., Cottage Holdco B.V. and Coty Inc. (incorporated by reference to Exhibit (e)(17) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Coty Inc. on March 18, 2019)*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.